FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of AUGUST, 2005

International KRL Resources Corp. (File #00-50902)

(Translation of registrant's name into English)

570 Pender Street W., #789, Vancouver, B.C. Canada, V6C 1H2

(Address of principal executive offices)

Attachments:

1.

News Release dated August 3, 2005-Completion of Private Placement

2.

Material Change Report- August 3, 2005

3.

News Release dated August 15, 2005-Clifford Frame Joins the Board

4.

Material Change Report- August 15, 2005

5.

News Release dated August 30, 2005- Grant of Options

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  _X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MISCELLANEOUS CORP.

(Registrant)

Date: 14 September, 2005

By: /s/ Seamus Young

 Name

Its: President/Director

(Title)

INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V)

DATE: August 3, 2005

COMPLETION OF PRIVATE PLACEMENTS

International KRL Resources Corp. (the “Company”) is pleased to report the closing of a previously announced brokered private placement conducted through Pacific International Securities Inc. (the “Agent”), as disclosed in a news release issued on June 21, 2005.  The Company closed on the sale of 650,000 non-flow-through units at $0.20 per unit (a “Unit”), and 1,250,000 flow-through units at a price of $0.25 per flow-through unit (an “FT Unit”), and received gross proceeds of $442,500.

Each Unit consists of one non-flow-through common share and one transferable warrant, each such warrant entitling the holder to purchase one non-flow-through common share for 12 months at $0.30 per share.  Each FT Unit consists of one flow-through common share and one transferable warrant, each such warrant entitling the holder to purchase one non-flow-through common share for 24 months at $0.50 per share.

The Company issued 19,470 Units to the Agent as partial payment of the total commission of 8% of the gross proceeds, and also issued to the Agent an option to purchase up to 190,000 units at a price of $0.25 per unit for two years (the “Agent’s Units”).  Each Agent’s Unit consists of one common share and one non-transferable warrant exercisable for two years at $0.50 per share.

The Company also announced closing of the sale of an additional 2,075,000 non-flow through units at a price of $0.20 per unit, on a non-brokered basis, for proceeds of $415,000. Each non-flow-through unit consists of one non-flow-through common share and one non-transferable warrant, each such warrant entitling the holder to purchase one non-flow-through common share for 12 months at $0.30 per share.

The proceeds from the sale of the FT Units will be used for exploration of the Company’s Canadian mineral properties. The net proceeds from the sale of the Units and the non-flow-through units will be used for working capital and for general exploration.  All securities are subject to a four month hold period commencing from the date of closing.

ON BEHALF OF THE BOARD

“Seamus Young”

Seamus Young

President

For further information contact:
International KRL Resources Corp.
Mr. Seamus Young, President

570– 789 West Pender Street, Vancouver, B.C.  V6C 1H2
Telephone:  (604) 689-0299    Facsimile:  (604) 689-0288   Toll Free in U.S.A.:  1 (800) 665-3772
Email:  info@krl.net   Web Page:  www.krl.net

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

 The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

International KRL Resources Corp. (the "Issuer")
570 – 789 West Pender Street
Vancouver, BC  V6C 1H2

Item 2

Date of Material Change

August 3, 2005

Item 3

News Release

The news release was issued on August 3, 2005 through the facilities of CCN Matthews, Stockwatch and Stockhouse.

Item 4

Summary of Material Change

The Company announced that it closed a brokered private placement for gross proceeds of $422,500 and a non-brokered private placement for gross proceeds of $415,000.

Item 5

Full Description of Material Change

See attached news release.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7

Omitted Information

None

Item 8

Executive Officer

For more information, please contact Seamus Young, President & CEO, Telephone: 604-689-0299

DATED:

August 3, 2005

“Seamus Young”
Per: Seamus Young President and Chief Executive Officer

INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V)

                                                                                                                                    DATE: August 15, 2005

Clifford Frame Joins the Board of Directors

International KRL Resources Corp. (IRK) is pleased to announce the appointment of Mr. Clifford H. Frame to the Board of Directors. Mr. Frame is a professional engineer with 40 years of experience in all aspects of resource project development, acquisition, marketing, financing, operations and production. Widely recognized for his achievements in the resource industry, he has overseen several major mine developments in Canada, Australia and Indonesia. Mr. Frame offers the Board outstanding industry experience, leadership and communication skills, which have earned him extensive international mining contacts and well-established relationships with government, financial and investor groups.

“International KRL Resources is extremely pleased to have Mr. Frame join the Board of Directors. He has a strong background in all aspects of mine exploration, development and operation. His addition to the Board strengthens our depth and competitive advantage as a Canadian exploration company. His experience in the mining industry and his involvement in many other facets of industry will greatly enhance the future of the company,” says Seamus Young, President and CEO of International KRL Resources Corp.

Upon approval of the TSX Venture Exchange, Mr. Frame will be granted an option to purchase 1,000,000 common shares under the Company’s stock option plan. The shares will be exercisable for two years at C$0.45 per share for 500,000 common shares and at C$0.60 for the balance. In addition, Global Uranium Corp., a company owned by Mr. Frame, has subscribed for 500,000 units of International KRL Resources on a private placement basis at a price of C$0.20 per unit. Each unit consists of one share and one non-transferable warrant exercisable at a price of C$0.30 per share for a period of 12 months.

Mr.  Charles D. Mooney has resigned from the Board of Directors of International KRL Resources Corp. as of August 15, 2005. The Board of Directors would like to take to this opportunity to thank Mr. Mooney for his many contributions to the development of the company over the years and wish him every success in the future.

International KRL Resources Corp. specializes in acquiring and developing outstanding early-stage exploration properties with the potential to yield world-class deposits. The Company is currently exploring for uranium, copper, and gold in the Yukon Territory, Saskatchewan, Ontario and British Columbia.  For more information on the properties and International KRL Resources Corp. please visit www.krl.net and SEDAR and EDGAR websites.

ON BEHALF OF THE BOARD

“Seamus Young”

Seamus Young

President

For further information contact:
International KRL Resources Corp.
Mr. Seamus Young, President

570-789 West Pender Street, Vancouver, B.C.  V6C 1H2
Telephone:  (604) 689-0299    Facsimile:  (604) 689-0288   Toll Free in U.S.A.:  1 (800) 665-3772
Email:  info@krl.net   Web Page:  www.krl.net

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

 The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

International KRL Resources Corp.
570-789 West Pender Street
Vancouver, BC  V6C 1H2

Item 2

Date of Material Change

August 15, 2005

Item 3

News Release

The news release was issued on August 15, 2005 through the facilities of Stockwatch and CNN Matthews.

Item 4

Summary of Material Change

The Company announced the appointment of a new director.

Item 5

Full Description of Material Change

See attached news release.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7

Omitted Information

None

Item 8

Executive Officer

For more information, please contact Seamus Young at 604.689.0299.

DATED:

August 15, 2005

Per:	“Seamus Young”
SeamusYoung President

INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V)

                                                                                                                                    DATE: August 30, 2005

INTERNATIONAL KRL RESOURCES CORP.

OPTIONS

International KRL Resources Corp. (IRK) announced the grant of 100,000 incentive stock options under its option plan to a consultant for the Company, exercisable at $0.25 per share for a period of two years. The shares to be issued upon exercise of the options shall be subject to a hold period of four months from the date the options were granted.

ON BEHALF OF THE BOARD

“Seamus Young”

Seamus Young

President

For further information contact:
International KRL Resources Corp.
Mr. Seamus Young, President

570-789 West Pender Street, Vancouver, B.C.  V6C 1H2
Telephone:  (604) 689-0299    Facsimile:  (604) 689-0288   Toll Free in U.S.A.:  1 (800) 665-3772
Email:  info@krl.net   Web Page:  www.krl.net

 The TSX Venture Exchange has neither approved nor disapproved the information contained herein.